Via Facsimile and U.S. Mail
Mail Stop 4720

April 15, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
   Form 8-K filed April 2, 2010
   File No. 1-8787

Dear Mr. Benmosche:

We have completed our review of your Form 8-K filed April 2, 2010 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel